SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                 AMENDMENT NO. 1


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                           SOLOMON TECHNOLOGIES, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    8342GW101
                                 (CUSIP NUMBER)


                                 Steven B. Sands
                    c/o Sands Brothers Asset Management, LLC
                           90 Park Avenue, 31st Floor
                               New York, NY 10016
                                  212.697.5200


 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                October 19, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

                               CUSIP NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Steven B. Sands

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A               (A) / /
     GROUP (SEE INSTRUCTIONS)                                 (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   AF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY                        0
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                    1,500,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                        0
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                    1,500,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON              1,500,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           4.6%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Martin S. Sands

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                           (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   AF
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY                        0
OWNED  BY  EACH
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                    1,500,000
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                        0
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                    1,500,000
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON              1,500,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           4.6%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           IN
---------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Sands Brothers Venture Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                           (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                     83,000
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                        0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                    83,000
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                        0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON
                           83,000

---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           .3%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP  NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Sands Brothers Venture Capital II LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                           (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                     85,000
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                        0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                    85,000
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                        0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON
                                    85,000
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           .3%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Sands Brothers Venture Capital III LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                           (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                     1,047,500
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                        0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                    1,047,500
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                        0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON
                                    1,047,500
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           3.2%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           OO
---------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP NO 8342GW101

---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS

     Sands Brothers Venture Capital IV LLC


     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                           (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                     (B) /X/
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   WC
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                     284,500
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                        0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                                    284,500
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                                        0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON
                                    284,500
---------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           .9%
(Based on 32,900,000 common shares outstanding on October 3, 2006)
---------------------------------------------------------------------
(15)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

                           OO
---------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1400 L&R Industrial Boulevard, Tarpon Springs, Florida 34689.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a) This statement is being filed by: (i) Mr. Steven B. Sands; (ii) Mr. Martin B. Sands; (iii) Sands Brothers Venture Capital LLC ("SBV"); (iv) Sands Brothers Venture Capital II LLC ("SBV-II"); (v) Sands Brothers Venture Capital III LLC ("SBV-III"); and (vi) Sands Brothers Venture Capital IV LLC ("SBV-IV") (collectively, the "Reporting Persons," and SBV, SBV-II, SBV-III and SBV-IV sometimes collectively referred to herein as the "Funds"). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to
Section 13 of the Securities Exchange Act of 1934.

Mr. Steven B. Sands and Mr. Martin S. Sands are each a co-manager of each of SB Venture Capital Management LLC, SB Venture Capital Management II LLC, SB Venture Capital Management III LLC, and SB Venture Capital Management IV LLC, each a New York limited liability company and each the member-manager of SBV, SBV-II, SBV-III and SBV-IV, respectively.

Sands Brothers Asset Management, LLC ("SBAM"), a New York, limited liability company, is the investment advisor for each of SBV, SBV-II, SBV-III and SBV-IV. Mr. Steven B. Sands and Mr. Martin S. Sands are the co-chairmen of SBAM and two irrevocable trusts for the benefit of the descendants of Steven B. Sands and Martin S. Sands, respectively, are the two members of SBAM. Steven B. Sands and Martin S. Sands do not serve as trustees of such trusts and do not exercise control over such trusts.

     (b) The address of each of the Reporting Persons is 90 Park Avenue, 31st Floor, New York, New York 10016.

     (c) The principal business of SBV, SBV-II, SBV-III, SBV-IV is that of a private investment entity engaging in the purchase and sale of securities.

     (d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Steven B. Sands is a United States citizen.
         Martin S. Sands is a United States citizen.
         SBV is a New York limited liability company.
         SBV-II is a New York limited liability company.
         SBV-III is a New York limited liability company.
         SBV-IV is a New York limited liability company.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The source of the funds invested by each of the Funds was their respective working capital. The Funds purchased an aggregate of 500,000 shares of Series A preferred stock, par value $.001 per share, (the "Series A Preferred Stock") of the Issuer and warrants to purchase an aggregate of 1,000,000 shares of Common Stock (the "Warrants") for an aggregate purchase price of $500,000 in May, 2004. In February 2006, the Funds received an aggregate of 2,500,000 of the Issuer's Common Stock upon conversion of the Series A Preferred Stock into Common Stock in connection with the Issuer's recapitalization and conversion of all of its outstanding Series A Preferred stock into Common Stock, and 500,000 shares of Common Stock in exchange for the surrender to the Issuer of the Warrants.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Each of the Reporting Persons acquired the securities covered by this schedule for investment purposes only. Beginning on October 11, 2006 and concluding on October 19, 2006, the Funds' collectively sold an aggregate 500,000 shares of Common Stock into the market. Upon conclusion of this series of transactions, the Funds' remaining aggregate holding of the Issuer's Common Stock was 1,500,000 shares.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As of the date hereof, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 1,500,000 shares of the Issuer's Common Stock. According to information provided to the Reporting Persons by the Issuer on October 3, 2006, the Issuer had as of such date 32,900,000 shares of Common Stock outstanding. Based upon such information, the Reporting Persons' Common Stock ownership represents approximately 4.6% of the Issuer's outstanding Common Stock.

The Reporting Persons each expressly disclaim beneficial ownership, for all purposes, of the shares of Common Stock that may be deemed to be held by the other Reporting Persons, except as provided herein.

The following is a description of each Reporting Person's interest in the securities of the Issuer:

Mr. Steven B. Sands may be deemed to share indirect beneficial ownership of the 1,500,000 shares of Common Stock collectively owned by the Funds. All of such shares are owned directly by SBV, SBV-II, SBV-III, and SBV-IV. Mr. Steven B. Sands as the co-manager, with Mr. Martin S. Sands, of the member-managers of SBV, SBV-II, SBV-III, and SBV-IV and may be deemed to be the indirect beneficial owner of the securities of the Issuer held by SBV, SBV-II, SBV-III, and SBV-IV. Mr. Steven B. Sands shares voting and dispositive power over such shares and acknowledges his relationships with each of Martin S. Sands, SBV, SBV-II, SBV-III, and SBV-IV, but does not affirm that the Reporting Persons constitute a group for reporting purposes under Section 13(d) of the Securities Act of 1934, as amended.

Mr. Martin S. Sands may be deemed to share indirect beneficial ownership of the 1,500,000 shares of Common Stock collectively owned by the Funds. All of such shares are owned directly by SBV, SBV-II, SBV-III, and SBV-IV. Mr. Martin S. Sands as the co-manager, with Mr. Steven B. Sands, of the member-managers of SBV, SBV-II, SBV-III, and SBV-IV and may be deemed to be the indirect beneficial owner of the securities of the Issuer held by SBV, SBV-II, SBV-III, and SBV-IV. Mr. Martin S. Sands shares voting and dispositive power over such shares and acknowledges his relationships with each of Steven B. Sands, SBV, SBV-II, SBV-III, and SBV-IV, but does not affirm that the Reporting Persons constitute a group for reporting purposes under Section 13(d) of the Securities Act of 1934, as amended.

As of October 3, 2006: SBV is the beneficial owner of 83,000 shares of the Issuer's Common Stock, representing approximately .3% of the Issuer's outstanding Common Stock; SBV-II is the beneficial owner of 85,000 shares of the Issuer's Common Stock, representing approximately .3% of the Issuer's outstanding Common Stock; SBV-III is the beneficial owner of 1,047,500 shares of the Issuer's Common Stock, representing approximately 3.2% of the Issuer's outstanding Common Stock; and SBV-IV is the beneficial owner of 284,500 shares of the Issuer's Common Stock, representing approximately .9% of the Issuer's outstanding Common Stock.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS,  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

None.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

Agreement among the Reporting Persons to file a single Statement on Schedule 13D on behalf of each of them.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated:  October 27, 2006             /s/ Steven B. Sands
                                     -----------------------------------------
                                     Name: Steven B. Sands


Dated:  October 27, 2006             /s/ Martin S. Sands
                                     -----------------------------------------
                                     Name: Martin S. Sands


                                     SANDS BROTHERS VENTURE CAPITAL LLC


Dated: October 27, 2006              By: /s/ Scott A. Baily
                                         -------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO


                                     SANDS BROTHERS VENTURE CAPITAL II LLC


Dated: October 27, 2006              By: /s/ Scott A. Baily
                                         -------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO


                                     SANDS BROTHERS VENTURE CAPITAL III LLC


Dated: October 27, 2006              By: /s/ Scott A. Baily
                                         -------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO


                                     SANDS BROTHERS VENTURE CAPITAL IV LLC


Dated: October 27, 2006              By: /s/ Scott A. Baily
                                         -------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO

                                     EXHIBIT


         The undersigned hereby agree as follows:

         WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Solomon Technologies, Inc.;

         NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated:  October 10, 2006             /s/ Steven B. Sands
                                     ------------------------------------------
                                     Name: Steven B. Sands


Dated:  October 10, 2006             /s/ Martin S. Sands
                                     ------------------------------------------
                                     Name: Martin S. Sands



                                     SANDS BROTHERS VENTURE CAPITAL LLC


Dated: October 10, 2006              By: /s/ Scott A. Baily
                                         --------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO

                                     SANDS BROTHERS VENTURE CAPITAL II LLC


Dated: October 10, 2006              By: /s/ Scott A. Baily
                                         --------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO

                                     SANDS BROTHERS VENTURE CAPITAL III LLC


Dated: October 10, 2006              By: /s/ Scott A. Baily
                                         --------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO


                                     SANDS BROTHERS VENTURE CAPITAL IV LLC


Dated: October 10, 2006              By: /s/ Scott A. Baily
                                         --------------------------------------
                                     Name:  Scott A. Baily
                                     Title: COO